GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921
November 24, 2009
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 29, 2009 File No. 333-161632
Dear Ms. Barros:
     This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated November 19, 2009 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).
     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.
General
1.	We note your response to our prior comment #3 regarding the terms “scale dynamically” and “scale horizontally” but continue to believe that those terms are industry jargon that are understood only by industry experts. Please explain these terms the first time that you use them.
     Response: The Company has revised its disclosure in Amendment No. 3 on page 99 to remove such industry jargon and explain these concepts more clearly.

Securities and Exchange Commission
November 24, 2009

2.	We note your response to our prior comment #27 and the revised disclosure. Please also disclose why some existing customer accounts in China continue to trade using your platform. For example, please explain why you have not simply taken steps to close the remaining ten legacy accounts.
     Response: The Company is taking steps to close its remaining customer accounts in China by December 31, 2009. The Company has revised its disclosure in Amendment No. 3 to reflect this development.
3.	We are reissuing our prior comment #2 as the supplemental materials provided do not clearly indicate the disclosure that they relate to. Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.
     Response: The Company will supplementally provide the Staff with highlighted copies of the following studies, reports and surveys which clearly indicate the disclosure to which they relate:
•	“Triennial Central Bank Survey 2002; Foreign Exchange and Derivatives Market Activity in 2001,” Bank of International Settlements.

•	“The Next Challenge in FX: Creating a New Post-Trade Paradigm in an Electronic Reality,” the Aite Group, January 2009.

•	“GAIN July 2007 Customer Survey,” GAIN Capital Holdings, Inc.
     The Company confirms that the Bank of International Settlements report is publicly available, was not prepared for the Company’s benefit and the Company did not compensate the Bank of International Settlements for the report.
     With respect to the Aite Group report, the Company confirms that the report was not prepared for the benefit of the Company. However, the Aite Group report is not publicly available and was received by the Company after payment of a one-time $4,000 fee. The Company has previously filed, as an exhibit to Amendment No. 1 to the Registration Statement, a consent from the Aite Group authorizing the Company’s use of certain information included in the report.

Securities and Exchange Commission
November 24, 2009

     The GAIN July 2007 Customer Survey was a survey of the Company’s customers that was prepared by the Company for its internal analysis. The GAIN July 2007 Customer Survey is not publicly available.
Prospectus Summary, page 1
Our Competitive Strengths, page 3
Experienced management team, page 5
4.	Please briefly explain the role and responsibilities of the position of Chief Dealer.
     Response: The Company’s Chief Dealer manages the day-to-day operations of the Company’s trading desk, monitors the Company’s risk exposure and implements the Company’s risk management policies. The Company has revised its disclosure in Amendment No. 3 on page 93 to include this description.
Risks Associated with Our Business, page 5
5.	We note your response to our prior comment #14 and the revised disclosure. Please revise the disclosure regarding risks to your business to present it in a more easily readable format, such as by using bullet points. Please refer to Rule 421. Please also present more detailed disclosure regarding the risks associated with your business as you have done regarding your competitive strengths.
     Response: The Company has revised its disclosure in Amendment No. 3 on pages 5 and 6 in response to the Staff’s comment.
Corporate Information, page 7
6.	Please explain what it means to “facilitate the collateralization of the equity.” Please also discuss in more detail the tax planning purposes associated with the merger of GH Formation, Inc. with and into GAIN Capital Group, Inc.
     Response: As a condition to entering into a credit facility, Silicon Valley Bank and JPMorgan Chase Bank, N.A. required the pledge of 100% of the ownership interests in the Company’s operating entities as collateral. In order to facilitate such pledge, the Company’s March 27, 2006 reorganization created a non-operating holding company that could pledge 100% of the ownership interests in an intermediate holding company that owned the equity interests of the Company’s operating subsidiaries.

Securities and Exchange Commission
November 24, 2009

     In order to create a more tax efficient corporate structure, contemporaneously with the foregoing, the Company converted GAIN Capital Group, Inc. and GAIN Capital, Inc. into limited liability companies, thereby allowing profits and losses to pass through such entities to the parent holding company.
     The Company has revised its disclosure in Amendment No. 3 on pages 8 and 9 to include these facts.
Summary Consolidated Financial and Other Data
Pro forma earnings per share, page 11
7.	We have considered your response to our prior comment 16. We will continue to monitor your future amendments for compliance with this comment.
     Response: The Company acknowledges the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
Year ended December 31, 2008 compared to year ended December 31, 2007, page 58
Revenue, page 58
8.	We note your response to our prior comment #29 and the revised disclosure. Please also disclose what caused the reduction in the wholesale pricing spreads that you receive from your wholesale forex trading partners and describe how you reacted to increased market pressure on pricing.
     Response: The Company has revised its disclosure in Amendment No. 3 on page 59 to include a description of the causes of the reduction in the wholesale forex pricing spreads and the Company’s reaction to increased market pressure on forex pricing.
Our Forex Market-Making and Trading Business, page 88
Our forex market-making model, page 88
9.	We note your response to our prior comment #37. Please disclose that you do not track which trades are naturally hedged, subject to net exposure and redirected but instead monitor the net exposure in the aggregate in accordance with predefined exposure limits.
     Response: The Company has revised its disclosure in Amendment No. 3 on page 91 in response to the Staff’s comment.

Securities and Exchange Commission
November 24, 2009

Relationship with wholesale forex trading partners, page 92
10.	We note your response to our prior comment #39 and the revised disclosure. Please clarify whether you have effective ISDA agreements with six financial institutions, as disclosed on page 92, or with nine financial institutions, as stated in your response to our prior comment #39.
     Response: The Company has revised its disclosure in Amendment No. 3 on page 94 to clarify that the Company has effective ISDA agreements and other applicable agreements with nine financial institutions, including the Company’s three prime brokers.
Our Contracts-for Difference Business, page 94
11.	We note your response to our prior comment 40. Our review of the response is still pending. We may have further comments.
     Response: The Company acknowledges the Staff’s comment.
Base Compensation, page 114
12.	We note your response to our prior comment #45 and your revised disclosure regarding the use of benchmarking for 2009. It appears that you have already set 2009 base compensation and can provide disclosure regarding benchmarking for 2009. Please advise.
     Response: The Company has revised its disclosure in Amendment No. 3 on page 116 to provide benchmarking information for 2009 related to total cash compensation for the Company’s named executive officers.
13.	Please also provide more specific disclosure as to how and why you arrived at the base compensation levels for 2008.
     Response: The Company believes that it has previously described all material information relating to the determination of base compensation levels for 2008. As a result, the Company has not revised its disclosure in Amendment No. 3.
Annual Incentive Compensation, page 115
14.	We note your response to our prior comment #47 and the revised disclosure. You disclose that for 2008 you paid incentive cash bonuses for your named executive officers based on your achievement of annual revenue levels and annual EBITDA levels. You also disclose that you must achieve certain minimum corporate revenue levels and minimum annual

Securities and Exchange Commission
November 24, 2009

EBITDA levels for the annual cash incentive bonus to be paid and disclose for 2009, but not for 2008, such minimum corporate revenue levels and minimum annual EBITDA levels. First, please disclose the 2008 annual revenue level targets and annual EBITDA level targets and achieved annual revenue and EBITDA for 2008. Second, please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay these specific incentive bonus amounts in 2008 to each of your NEOs and what is the correlation between the incentive bonus amounts for each of your NEOs and the achievement, or failure to achieve, the targeted annual revenue level and annual EBITDA level. Third, please disclose the total cash compensation targets for each of your named executive officers and how the amounts of such total cash compensation targets were decided upon. For example, what factors did the compensation committee consider when deciding upon total cash compensation targets?
     Response: The Company has revised its disclosure in Amendment No. 3 on page 118 to include 2008 annual revenue level targets and EBITDA level targets and achieved annual revenue and achieved EBITDA for 2008.
     The Company believes it has accurately disclosed the compensation committee’s methodology of calculating cash incentive bonus payouts by subtracting named executive officer base salary from total cash compensation targets at achieved levels of revenue and EBITDA. The Company believes there are no further material considerations by the compensation committee to be disclosed. As a result, the Company has not revised its disclosure in Amendment No. 3 in this context.
     The Company has revised its disclosure in Amendment No. 3 on page 118 to include total cash compensation targets for each of its named executive officers and how the compensation committee decided upon such total cash compensation targets.
Long-Term Incentive Compensation, page 116
15.	We note your response to our prior comment #48 and the revised disclosure. We are reissuing the comment. Please expand your disclosure to provide a discussion of the long term awards made to each named executive officer and the factors and performance considerations that lead to such awards. For example, please disclose the specific factors that the board of directors considered when determining equity grants for 2008.
     Response: As a private company, the Company’s compensation committee established equity grants based upon the Company’s performance compared to the Company’s overall strategic goals, the individual named executive officer’s performance against the individual named executive officer’s assigned objectives that are directly linked to the Company’s overall strategic goals, the extent to which equity awards previously granted are

Securities and Exchange Commission
November 24, 2009

vested and, with respect to grants made to all executives, including named executive officers, other than the Company’s Chief Executive Officer, the recommendations of the Company’s Chief Executive Officer and other members of management, if applicable. The Company believes there are no further material considerations by the compensation committee to be disclosed related to equity grants for 2008. As a result, the Company has not revised its disclosure in Amendment No. 3.
Principal and Selling Stockholders, page 142
16.	Please revise your principal and selling stockholder table to list each beneficial holder in the table. Please also identify by footnote each person who has shared voting or investment power over the shareholder entity. See our Compliance & Disclosure Interpretations 140.01 and 140.02.
     Response: The Company has revised its disclosure in Amendment No. 3 on pages 144, 145 and 146 in response to the Staff’s comment.
17.	Please confirm to us that each selling stockholder that is an affiliate of a broker-dealer purchased the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If true, please revise your disclosure accordingly.
     Response: The Company has confirmed that each selling stockholder that is an affiliate of a broker-dealer has purchased the Company’s securities in the ordinary course of business, and at the time of purchase of such securities, the affiliate had no agreements or understandings, directly or indirectly, with any person to distribute such securities. Company has revised its disclosure in Amendment No. 3 on pages 144, 145 and 146 in response to the Staff’s comment.
18.	In the next amendment to your registration statement, please fill in both columns under the heading “Shares Beneficially Owned Prior to Offering.” We may have further comments.
     Response: The Company has revised its disclosure in Amendment No. 3 on pages 143 and 144 in response to the Staff’s comment.
Financial Statements
Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4
19.	We have considered your responses to our prior comments 54 and 55. We are still unclear how your presentation of net interest revenue complies with the requirements of

Securities and Exchange Commission
November 24, 2009

Rule 9-04 of Regulation S-X. Please revise your presentation to include all interest expense in your calculation of net interest revenue.
     Response: The Company has concluded that the guidance and concepts in Article 9 of Regulation S-X (“Article 9”) are relevant given the nature of the Company’s industry and significant customer deposit activities. As noted in the Company’s response to comment 54 of the Staff’s original letter of September 28, 2008, Topic 11-K of SAB 69 indicates that Article 9 and Industry Guide 3, while applying to bank holding companies, provides useful guidance to certain other registrants on disclosures relevant and material to an understanding of the registrant’s operations. No specific guidance as to the form and content of financial statements or supplemental disclosures has been promulgated for registrants which are not bank holding companies but which are engaged in similar lending and deposit activities. Thus, to the extent particular guidance is relevant and material to the operations of an entity, it was suggested that the specified information, or comparable data, should be provided.
     The Company’s operating interest income and operating interest expense are operational in nature and directly related to the Company’s customers’ trading accounts and our market-making activities, whereas the corporate interest expense was not incurred to finance company operations. The Company’s corporate long term debt, the source of its corporate interest expense, was used solely for the repurchase of common and preferred stock.
     The proceeds from long term debt originated in 2006 and 2007 was for the repurchase of common and preferred shares. The Company refers the Staff to Footnote 9, Convertible, Redeemable Preferred Stock, which notes that proceeds from the issuance of Series D preferred stock in 2006 were used to repurchase Series A preferred stock, Series B preferred stock, Series C preferred stock and common shares. The Company also utilized the proceeds of the long term debt for these repurchases and later increased the amount of the long term debt in 2007, as noted in Footnote 8, Notes Payable, to repurchase common shares from the Company founder for $30 million. Since the corporate debt was not utilized to finance company operations, the Company believes that this presentation provides investors with a clearer picture of the financial performance of the Company’s operations.
     In light of the nature of the Company’s business and operations, the Company believes that the disclosure required by SAB Topic 11-K provides more meaningful information to investors than would the disclosure required under Article 5, which is more appropriate to industrial or general commercial issuers than to financial institutions. This is particularly true of an issuer such as the Company that is fundamentally much more similar to a financial institution than a general commercial company.

Securities and Exchange Commission
November 24, 2009

6. Goodwill, page F-19
20.	We have reviewed your response to our prior comment 58. With respect to your acquisitions in 2007 and 2008, tell us whether you allocated any of the purchase price to intangible assets such as customer relationships.
     Response: The acquisitions, individually and in the aggregate, did not meet the conditions of a material business combination and were not significant. As noted in the Company’s response to comment 58 of the Staff’s original letter of September 28, 2008, the individual purchase prices ranged from $150,000 to $1,828,971, and the aggregate acquisitions in 2008 amounted to $2,628,971. The Company did not allocate any of the purchase price associated with any of the acquisitions to intangible assets such as customer relations. Intangible assets were deemed to be immaterial.
     The companies acquired in 2008 were not profitable at the dates of acquisition, due in part to customer accounts that were not actively trading. For the 2006 and 2008 acquisitions, the purchase prices were based on projected future cash flows due to synergies the Company expected to obtain, and changes in marketing strategies and IT development efforts that the Company could implement to improve the future profitability post acquisition. The companies acquired had no significant intangible assets at the dates of acquisition.
9. Convertible, Redeemable Preferred Stock
Preferred Stock Embedded Derivative, page F-24
21.	We have read your response to our prior comment 60. Please provide us with more detail regarding the conversion and redemption features of your preferred stock. Explain to us whether the conversion feature can currently be exercised and whether the terms of the conversion rights themselves allow the holder to force the Company to net cash settle. To the extent that the conversion rights alone can not force the Company to net cash settle, explain to us how you determined that the conversion rights should be analyzed together with the redemption feature to determine if the conversion feature should be bifurcated from the host instrument and treated as a derivative.
     Response: Excerpts from Section 5 of the Company’s Second Amended and Restated Articles of Incorporation dated January 2008 (the “Articles”) state the following regarding the Company’s convertible, redeemable preferred stock conversion and redemption features:
Conversion Features
“Voluntary Conversion: Subject to and in compliance with the provisions of this Section 5, any shares of preferred stock may, at the option of the holder thereof, be converted at any time and from time to time into fully-paid and non-assessable shares of common stock.”
“Automatic Conversion: Immediately (a) prior to a closing of an underwritten public offering on a firm commitment basis pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, (an “IPO”), in which aggregate gross proceeds to the Corporation and/or its stockholders exceed $50,000,000 and in

Securities and Exchange Commission
November 24, 2009

which the price per share of Common Stock equals or exceeds the sum of $18.44 (adjusted for stock splits or similar occurrences, and accrued by unpaid dividends on one share of Series D preferred stock (“Qualified IPO Price”), or (b) upon the approval of the holders of at least a majority of the outstanding shares of preferred stock, all outstanding shares of preferred stock (other than Series E preferred stock) shall be converted automatically into the number of fully paid, non-assessable shares of common stock into which such shares of preferred stock are convertible.”
Redemption Feature
     The redemption feature states that at any time on or after March 31, 2011, upon the written request of at least a majority of the outstanding shares of preferred stock voting together as a single class, that all shares of preferred stock shall be redeemed. The redemption feature requires settlement in cash at the greater of (a) principal plus accrued interest/dividends, or (b) the fair value of the common stock into which the preferred stock to be redeemed is convertible. The fair value of the common stock is based on an appraised value of the Company on a going-concern basis as of the date of the written request. This redemption feature is at the control of the stockholders.
     As mentioned above, the conversion options are exercisable at any time at the option of the holders. Therefore, the conversion options are currently convertible. The conversion options do not allow for explicit net settlement upon conversion. The redemption option, however, (on or after March 31, 2011) allows the holders to receive an amount upon redemption equal to the fair value of our common stock issuable upon conversion. As a result, after the redemption option becomes exercisable, holders of the Company’s preferred stock have the option to either receive the Company’s common stock through conversion or cash with a fair value equal to the common stock issuable upon conversion through redemption. The Company has concluded that a redemption feature that allows for redemption at a price equal to the fair value of the underlying common stock should not be viewed separately from the conversion option because it does not provide additional value to the holder nor does it expose the holder to additional risk. Such a redemption feature merely provides the holder a mechanism to cash settle the conversion feature. The Company believes this is consistent with the following excerpt from Section 815-15-25 (Q&A 44) — Convertible Debt and Preferred Stock: Issuer, from the Deloitte Accounting Research Tool (DART):
“In evaluating whether the conversion option may be explicitly net settled, the entity should consider all of the terms of the convertible instrument (e.g., redemption, liquidation features). In some cases, the conversion option stipulates that upon conversion, the issuer or the investor may choose to have the instrument settle in cash that is equal to the value of the shares that would be received upon conversion (in exchange for the convertible

Securities and Exchange Commission
November 24, 2009

instrument) instead of having shares delivered. In this case, the terms of the conversion option explicitly provide for net settlement of the conversion option.
In other cases, the instrument may be redeemable by the holder, and upon redemption, the holder will receive cash equal to the greater of (1) face value plus accrued interest or (2) the value of the shares that would be received had the holder exercised the conversion option (note that sometimes this alternative is described as cash equal to the fair value of the convertible instrument, which is presumably equal to the combined fair value of the debt host and the embedded conversion option). The conversion option, by its terms, may only be settled physically. In this case, however, redemption provides for the net cash settlement of the conversion option.”
     The Company further believes that an embedded feature that permits net settlement at any time during the term of the feature is considered to meet the criterion in ASU 815-10-15-83(c)(1), which states:
     “Its terms implicitly or explicitly require or permit net settlement.”
     The Company further believes that such interpretation is consistent with Section 815-15-25 (Q&A 26) — Conversion Option May Be Net Cash Settled upon Contingent Event: Issuer, from DART, which states in part:
“An entity issues redeemable convertible preferred stock. The instrument is redeemable any time after the fifth anniversary of the issue date at the greater of (1) face value plus accrued dividends, or (2) cash equal to the value of the entity’s common stock had the holder exercised the conversion option (note that sometimes this alternative is described as cash equal to the fair value of the convertible instrument, which is presumably equal to the combined fair value of the debt host and the embedded conversion option). The conversion option, by its terms, may only be settled physically. However, in this case, the redemption terms provide for the net cash settlement of the conversion option solely on the basis of the passage of time. The redemption option, in this case, is not considered contingently exercisable because the mere passage of time is not considered a contingency. Therefore, on a freestanding basis, the conversion option would be accounted for as a liability on the issuer’s financial statements in accordance with ASC 815-40-25. As a result, it would not qualify for the scope exception in ASC 815-10-15-74. Accordingly, changes in the fair value of the conversion option would be recorded in earnings.”

Securities and Exchange Commission
November 24, 2009

19. Closure of Shanghai Company, page F-35
22.	We have considered your response to our prior comment 62. Please explain to us in greater detail how you arrived at the conclusion that the Company’s Shanghai subsidiary does not qualify as a component of an entity. Specifically, explain to us why the operations of the Shanghai subsidiary can not be clearly distinguished from the rest of the entity.
     Response: SFAS ASC 360-10-5 Subtopic 205-20 requires entities to report discontinued operations separately from continuing operations, and applies to a ‘component of an entity’ that has either been disposed of or is classified as held for sale. A component is defined as an entity that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity. A component may be a reportable segment or an operating segment.
     The Company’s Shanghai subsidiary, Jia Shen Forex Software Development Technology, LLC (“the Shanghai Company”) received a business license and government approval to operate in August 2007 and commenced support of the GAIN Capital Group, LLC entity in January 2008. The Shanghai Company was not a segment or a major line of business and had no separate cashflow. It should be noted that the China revenue data reported in the Registration Statement applies to all mainland China customers. The China customer base and revenue are not attributable to the Shanghai subsidiary, which simply supported various GAIN Capital Group, LLC departmental functions. The Shanghai Company did not have a separate source of revenue or identifiable cash flow. All operations were interrelated to that of their parent company, GAIN Capital Group, LLC.
     The Shanghai Company’s operational expenses were a pass through to the operations of GAIN Capital Group, LLC, and were primarily composed of salaries and administrative expenses. The Shanghai Company did not have a separate source of income or a chief operating decision maker. From a financial reporting perspective, the Company analyzes financial results as one segment, and as such the Shanghai subsidiary’s financial performance was not reviewed as a separate line of business or segment. Financial information about the Shanghai Company was not separately reported to the board of directors.
     The Shanghai Company was not a component of an enterprise in that it did not earn revenues or expect to earn future revenues and there was no chief operating decision maker making decisions about resource allocations or assessing aggregate performance. Each function reported to a function within GAIN Capital Group, LLC and there was no reporting of discrete financial information.
     The Company’s decision to cease accepting mainland China customers impacted GAIN Capital Group, LLC, the main operating company, but that revenue stream was in existence prior to the incorporation of the Shanghai Company and is not attributable to the Shanghai Company.
* * *

Securities and Exchange Commission
November 24, 2009

     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3980.
Sincerely,
/s/ Henry C. Lyons
Henry C. Lyons
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP Fax: (609) 919-6701